Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO  80001

720-530-6184

malattyco@aol.com

July 7, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:      Rich Cigars, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 13, 2016

File No. 333-199452

Mr. Dobbie:

In addition to the requested addition of the March 31, 2016 financials, we are outlining a minor change to the Audited Financials for the Years Ended December 31, 2015 and December 31, 2014. If you feel that we need to add additional disclosures regarding the change, please let us know so that we can make the change as soon as possible. Below is a brief summary of the changes to the Audited Financials for the Years Ended December 31, 2015 and December 31, 2014.

The Assets category of the Balance Sheet was broken down into one more category, separating out Intangible Assets from the Property and Equipment. The Notes to the Financials were also adjusted to reflect the changes below.

Comparison of Changes to the Audited Financials

for the Years Ended December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014	December 31, 2015 As amended	December 31, 2014 As amended
Balance Sheets
ASSETS
Current Assets:
Cash and cash equivalents	$ 7,056	$ -	$ 7,056	$ -
Inventory	2,947		2,947
Prepaid expenses	12,498	1,274	12,498	1,274
Total current assets	22,501	1,274	22,501	1,274

Property and Equipment, net	9,850	10,276	1,350	1,776
Intangible Assets, net			8,500	8,500
Total assets	$ 32,351	$ 11,550	$ 32,351	$ 11,550

Other than the above changes, the financial statements for the period ended March 31, 2016 were added, along with corresponding summary info and MD&A, and dates were updated throughout the S-1.

We hope these revisions are satisfactory. If there are any disclosures that should be added as a result of this change, please inform as.

 Sincerely,

/s/ Michael A. Littman

Michael A. Littman